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                                                               EXHIBIT (a)(1)(F)

                                 JUNE 11, 2001

Dear Colleagues:

I am writing to inform you that we have made some changes to the Offer to Exchange dated May 23, 2001, which provides information regarding our program to exchange existing stock options for new stock options. Although we are not making any substantive changes to the exchange program, the amended Offer to Exchange now provides you with summary financial information regarding Superior under Section 9 "Information Regarding Superior."


In addition, we have revised the Letter of Transmittal and Notice of Withdrawal of Tender so that when you sign and submit those documents you are agreeing to the terms and conditions of the Offer, but you do not have to represent that you have read and understood the terms and conditions of the Offer. If you have already submitted a Letter of Transmittal, you do not have to resubmit the Letter of Transmittal and we will not assert against you at any time the representation that you have read and understood the terms and conditions of the Offer.


Please take the time to carefully consider the changes we have made to the Offer to Exchange and read the amended Offer to Exchange posted on our intranet. A hyperlink to the amended Offer to Exchange on our intranet is provided at the end of this letter. If you have already submitted a Letter of Transmittal and you wish to withdraw your options from this exchange program after reviewing these changes or for any other reason, you may complete and submit a Notice of Withdrawal of Tender at any time before 5:00 p.m., Eastern Time, on July 5, 2001. If you have any questions about the changes we have made or any aspect of the offer, please contact Ed Dodge by email at ed_dodge@superiorconsultant.com.

Sincerely,



Richard D. Helppie, Jr.
Chief Executive Officer

[Hyperlink to amended Offer to Exchange]